Exhibit 99.2

Deutsche Bank Global Transaction Banking

DEPOSITARY RECEIPTS

Depositary's Notice of Annual General Meeting of Shareholders:

Issue:	Fly Leasing Limited / Cusip 34407D109

Country:	Bermuda

Meeting Details:	Annual General Meeting of Shareholders on June 22, 2017

Meeting Agenda:	The Company's Notice of Meeting including the Agenda is available on the Company's website at http://flyleasing.com

Voting Deadline:	On or before June 19, 2017 at 3:00 PM (New York City time)

ADR Record Date:	May 15, 2017

Ordinary: ADR ratio	1 Common Share (each a "Share"): 1 ADR

Holders of American Depositary Receipts ("ADRs") representing common shares (the "Shares") of Fly Leasing Limited (the "Company") are hereby notified of the Company's Annual General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is available on the Company's website at http://flyleasing.com

Each Holder of record of ADRs as of close of business on the ADR Record Date set forth above will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Holder's ADRs. Voting instructions must be received on or before the Voting Deadline set forth above. Upon the timely receipt of properly completed voting instructions of eligible Holders of ADRs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company's Amended and Restated Bye-laws and the provisions of or governing the Shares, to vote or cause the Custodian to vote the Shares (in person or by proxy) represented by such ADRs in accordance with such voting instructions.

There can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive the notice described above with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner.

Notwithstanding the above, and in accordance with the terms of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or for the manner in which such vote is cast or the effect of any such vote.

Capitalized terms defined in the Deposit Agreement among the Company, the Depositary and the registered Holders and Beneficial Owners of the ADRs and used (but not otherwise defined) herein are used herein as so defined.

Holders of ADRs may view and download from the Company's website http://flyleasing.com the following materials:

1.	The Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016; and
2.	The Company's Notice of Meeting including the agenda.

For further information, please contact:

Deutsche Bank - Depositary Receipts
Tel 212 250 9100